

ALLGREEN PROPERTIES LIMITED

03 SEP -3 AM 7:21

File No. 82-4959



03029687

Date: 22 AUG 2003

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

SUPPL

Attn: Ms Rani Doyle

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

dlw 9/3